Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Amendment No. 1 to Form S-4) of EPHS Holdings, Inc. and the related Proxy Statement/Prospectus of EPHS Holdings, Inc. and to the incorporation by reference therein of our report dated April 16, 2019, with respect to the consolidated financial statements of EPHS Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission. Our report dated April 16, 2019 contains emphasis of matter paragraph that states that the financial statements have been prepared assuming that the Company will become a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Thayer O’Neal Company, LLC

Houston, Texas

August 22, 2019